UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HARVEST NATURAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0196707
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1177 Enclave Parkway, Suite 300 Houston, Texas	77077
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class:

Preferred Share Purchase Rights

Item 1. Description of Registrant’s Securities to be Registered

On April 28, 1995, the Board of Directors of Harvest Natural Resources, Inc. (the “Company”) declared a dividend distribution of one preferred share purchase right (the “Right”) for each outstanding share of common stock, $.01 par value, of the Company (the “Common Shares”) to shareholders of record as of the close of business on May 19, 1995 (the “Record Date”). The Board of Directors of the Company further declared that one Right be distributed with each Common Share issued after the Record Date but prior to the Distribution Date (as defined below) or the earlier expiration, exchange, redemption or termination of the Rights. On September 16, 2003, the Board of Directors of the Company approved an amendment and restatement of the rights agreement governing the Rights. Effective March 31, 2005, the Board of Directors of the Company approved a second amendment and restatement of the rights agreement governing the Rights, which, among other things, extended the term of the original Rights Agreement to April 28, 2015. Effective August 23, 2007, the Board of Directors of the Company approved a third amendment and restatement of the rights agreement governing the Rights (the “Third Amended and Restated Rights Agreement”). Effective October 28, 2010, the Board of Directors approved the Amendment to Third Amended and Restated Rights Agreement, which relates to certain warrants issued to a lender in connection with a term loan (the “First Amendment”). Effective February 1, 2013, the Board of Directors approved the Second Amendment to Third Amended and Restated Rights Agreement, which updates the circumstances under which certain persons (or groups of affiliated or associated persons) are exempt from being deemed an “Acquiring Person,” as defined below (the “Second Amendment”). Effective April 24, 2015, the Board of Directors approved the Third Amendment to Third Amended and Restated Rights Agreement, which (i) extended the term of the Third Amended and Restated Rights Agreement to April 28, 2018 and (ii) revised the Purchase Price, as defined below, to $4.00 per one one-hundredth of a Preferred Share, as defined below (the “Third Amendment”). Effective June 19, 2015, the Board of Directors approved the Fourth Amendment to Third Amended and Restated Rights Agreement, which further updates the circumstances under which certain persons (or groups of affiliated or associated persons) are exempt from being deemed an “Acquiring Person,” as defined below, or otherwise triggering consequences under the Third Amended and Restated Rights Agreement (the “Fourth Amendment”).

Under the Third Amended and Restated Rights Agreement, as amended, and except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Preferred Stock, $.01 par value, of the Company (the “Preferred Shares”) at a price of $4.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Third Amended and Restated Rights Agreement, the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment each between the Company and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”).

Initially, the Rights will be attached to the Common Shares then outstanding, and no separate certificates evidencing the rights (“Rights Certificates”) will be issued. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier to occur of (i) 10 days following the first date (the “Shares Acquisition Date”) of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% of more of the outstanding Common Shares of the Company (with certain exceptions), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer for Common Shares of the Company the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 % or more of such outstanding Common Shares (the earlier of such dates being referred to as the “Distribution Date”). However, a person or group of affiliated or associated persons will not be deemed to be an “Acquiring Person” (i) as a result of share purchases by the Company reducing the number of Common Shares outstanding (provided such person or group does not acquire additional Common Shares), (ii) if such person or group inadvertently became an Acquiring Person and so notifies the Board of Directors within five business days and within two business days after such notice divests itself of enough Common Shares so as to no longer have the beneficial ownership of 15 % of the outstanding Common Shares, or (iii) if within ten business days after the Company learns that such person or group may have become an Acquiring Person, the Board of Directors determines that such person or group should not be deemed an Acquiring Person.

Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding on or after the Record Date, by such Common Share certificates with a copy of this Summary of Rights attached thereto. The Third Amended and Restated Rights Agreement, as amended, provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, expiration or termination of the Rights), new Common Share certificates issued after the date of the Third Amended and Restated Rights Agreement upon transfer or new issuance of the Common Shares will contain a notation incorporating the Third Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, expiration or termination of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on April 28, 2018, unless earlier redeemed, exchanged or terminated as provided below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares, certain convertible securities or securities having the same or more favorable rights, privileges and preferences to the Preferred Shares at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person (other than pursuant to a tender offer or exchange offer for all outstanding Common Shares at a price and on terms determined by at least a majority of the members of the Company’s Board of Directors who are not officers of the Company and are not Acquiring Persons or affiliates or associates thereof to be both adequate and otherwise in the best interests of the Company and its shareholders (a “Permitted Offer”)), then proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or affiliates or associates thereof) will thereafter have the right to receive, upon exercise, that number of Common Shares of the Company having a market value of two times the exercise price of the Right. In the event that the Company does not have a sufficient number of Common Shares available, the Company may, among other things, instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

In the event that, after the Shares Acquisition Date, the Company consolidates or merges with another entity (whether or not the Company is the surviving corporation) or the Company sells or otherwise transfers 50% or more of its consolidated assets or earnings power, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or affiliates or associates thereof) will thereafter have the right to receive, upon exercise, that number of Common Shares of either the Company, in the event that the Company is the surviving corporation of a merger or consolidation, or of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred), which at the time of such transaction would have a market value of two times the exercise price of the Right (unless the transaction satisfies certain conditions, and is consummated with a person pursuant to a Permitted Offer, in which case the Rights will terminate).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

At any time prior to the earliest to occur of: (i) the tenth day following the Shares Acquisition Date or (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Subject to applicable law, the Board of Directors, at its option, may, at any time after a person or group becomes an Acquiring Person but prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, exchange all or part of the then outstanding Rights (other than Rights beneficially owned by an Acquiring Person or affiliates or associates thereof) for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustment.

The Preferred Shares purchasable upon exercise of the Rights will not be redeemable and will be, in ranking as to dividend and liquidation preferences, senior to the Common Shares, but junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such preferred stock). Each Preferred Share will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each Common Share but in no event less than $10.00. In the event of liquidation, the holders of Preferred Shares will be entitled to a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount and type of consideration received per Common Share. The rights of the Preferred Shares as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional Preferred Shares will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares (other than fractions that are multiples of one one-hundredth of a share), an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner that the Company may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to ten days after the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

The foregoing description of the Rights is qualified in its entirety by reference to the Third Amended and Restated Rights Agreement, the First Amendment, the Second Amendment, and the Third Amendment, each of which is incorporated herein by reference.

Item 2. Exhibits

1.	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2010, File No. 1-10762).

2.	Restated Bylaws as of May 15, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 15, 2015, File No. 1-10762).

3.	Third Amended and Restated Rights Agreement, dated August 23, 2007, between Harvest Natural Resources, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 3 to Form 8-A filed on October 23, 2007, File No. 000-17534).

4.	Amendment to Third Amended and Restated Rights Agreement, dated October 28, 2010, between Harvest Natural Resources, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 29, 2010, File No. 1-10762).

5.	Second Amendment to Third Amended and Restated Rights Agreement, dated February 1, 2013, between Harvest Natural Resources, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 4, 2013, File No. 1-10762).

6.	Third Amendment to Third Amended and Restated Rights Agreement, dated April 24, 2015, between Harvest Natural Resources, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 24, 2015, File No. 1-10762).

7.	Fourth Amendment to Third Amended and Restated Rights Agreement, dated June 19, 2015, between Harvest Natural Resources, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 22, 2015, File No. 1-10762).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HARVEST NATURAL RESOURCES, INC.

By:	/s/ Keith L. Head
Name: Title:	Keith L. Head Vice President and General Counsel

Dated: June 23, 2015